

July 26, 2012

<u>Via E-mail</u>
Judith A. Reinsdorf
Executive Vice President and General Counsel
Tyco International Management Company, LLC
9 Roszel Road
Princeton, New Jersey 08540

> **Re: Tyco Flow Control International Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 18, 2012**
> **File No. 333-181253**

Dear Ms. Reinsdorf:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit 5.1</u>

1.   Refer to the first paragraph on page 2 of counsel's opinion. Counsel may examine such documents that it deems appropriate. Please provide an opinion of counsel that does not include a limitation as to the documents examined.

2.   The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) may not assume conclusions of law that are a necessary requirement of the ultimate opinion nor may it assume any of the material facts underlying the opinion or facts that are readily ascertainable. We note for example, the assumptions in paragraph (c) on page 2. Please file an opinion that is revised as appropriate.

3.   Refer to paragraph (d) on page 2 and paragraph (a) on page 3. Please tell us what laws of other jurisdictions would affect the issues required to be addressed by Regulation S-K Item 601(b)(5).

4.   Refer to paragraph (e) on page 2. Please explain why it is appropriate for counsel to assume that no changes have been made to the commercial register or the articles.

5.   With a view toward disclosure and more specificity of the assumptions, please tell us which actions have not been taken that require the assumptions in paragraph (f) on page 3. Also tell us why those actions cannot be taken before the time that the registration statement is declared effective, and the risk to investors if the actions are not taken.

6.   Please tell us why the qualifications in paragraph (b) on page 3 and in paragraphs (c) and (d) on page 4 of the exhibit you filed are necessary and appropriate.

7.   Investors are entitled to rely on the opinion that you file per Regulation S-K Item 601(b)(5). The second sentence of the first paragraph on page 4 implies to the contrary. Please obtain and file a revised opinion.

Exhibit 8.1

8.   Investors are entitled to rely on the opinion that you file. The first sentence of the first full paragraph on page 3 and the first sentence of the last paragraph of your opinion imply to the contrary. Please obtain and file a revised opinion.

Exhibit 8.2

9.   Investors are entitled to rely on the opinion that you file. The first sentence of the second paragraph on page 3 implies to the contrary. Please obtain and file a revised opinion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail): John K. Wilson, Esq.